Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                 Name and Address of Company

Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario
M5A 2N4   Canada

Item 2:                 Date of Material Change

The material change giving rise to the filing of this report occurred on June 6, 2011.

Item 3:                  News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on June 6, 2011.

Item 4:                  Summary of Material Change

On June 6, 2011, Minera Andes Inc. (“Minera Andes” or the “Company”) announced first quarter 2011 financial results and restated financial results for 2010.

Item 5:                 Full Description of Material Change

In addition to announcing results for the quarter ended March 31, 2011, the Company also announced that it has recently been informed by Minera Santa Cruz S.A. (“MSC”), of which Minera Andes holds a 49% interest and which is the operator of the San José mine, of a restatement to their 2010 financial results, as previously reported to the Company, to record a non-cash deferred tax provision and liability not previously recognized.  The restatement has the effect of decreasing the Company’s 2010 Income from Investment in MSC by $11.4 million, from $35.9 million to $24.5 million, with a corresponding reduction to the Company’s Investment in MSC balance at December 31, 2010.  This amount does not reflect income taxes currently payable to tax authorities but instead reflects the difference between the carrying value of MSC’s assets for accounting purposes compared to their value for tax purposes at relevant tax rates.  Accordingly, the Company has filed restated financial statements and revised management discussion and analysis of financial condition and results of operations for the year ended December 31, 2010.

Item 5.2:              Disclosure for Restructuring Transactions

Not applicable.

Item 6:                 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:                 Executive Officer

The name of the executive officer of the Company who is knowledgeable about the material change and this report, and who can be contacted is Perry Ing, Chief Financial Officer of the Company.  He can be reached at 647-258-0395.

Item 9:                 Date of Report

June 7, 2011